

Mail Stop 3561

May 5, 2016

Gerard M. Anderson
DTE Energy Company
DTE Electric Company
One Energy Plaza
Detroit, Michigan 48226

      Re: DTE Energy Company
              DTE Electric Company
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 10, 2016
              File Nos. 1-11607 and 1-2198

Dear Mr. Anderson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              //s/ William H. Thompson

                              William H. Thompson
                              Branch Chief
                              Office of Consumer Products